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                                                                    EXHIBIT 20.1


                           [INTERAMCOM LETTERHEAD]


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IMMEDIATE RELEASE              Contact:      Doug Geib, Chief Financial Officer
-----------------                            InterAmericas Communications
                                             (305) 377-6790
                                             Jean Woodcock
                                             Rubin Barney & Birger
                                             (305) 448-7450


                    INTERAMERICAS COMMUNICATIONS CORP. SIGNS
                    DEFINITIVE AGREEMENT TO ACQUIRE IUSATEL
                         LONG DISTANCE CARRIER IN CHILE

         MIAMI - September 10, 1997 - InterAmericas Communications Corporation ("ICCA" -- Nasdaq Small Cap symbol "IntAComm"), a Miami-based provider of telecommunications services in Latin America, announced today that it has signed a definitive purchase agreement to acquire Iusatel, a long distance carrier based in Santiago, Chile. Iusatel currently provides national and international long distance services in Chile through its own International Gateway switch and satellite earth station as well as through interconnection with other Chilean long distance carriers.

         The Company's CEO, Patricio Northland, commented, "This acquisition continues to reinforce ICCA's business strategy of providing one-stop shopping for all of our business customers in Chile. Iusatel's special access, enhanced data, and local and long distance services offers both companies excellent cross selling opportunities and other synergies."

         The Company's CFO, Douglas G. Geib II, indicated that "ICCA agreed to pay up to $7.25 million for Iusatel, $2 million of which is contingent on Iusatel achieving certain earnings thresholds. ICCA intends to finance the acquisition with part of the proceeds from and expected private placement of approximately $100 million high yield debt." Iusatel reported approximately $8.1 million of operating revenues and $8 million of total assets as of and for the year ended December 31, 1996. The transaction is expected to close in 45 to 60 days and is contingent on certain items, including satisfactory completion of due diligence and regulatory approvals.

         InterAmericas Communications is a growing provider of business to business telecommunications services in Santiago, Chile and Lima, Peru. ICCA currently provides these services through a 120 kilometer digital fiber optic network in Santiago and a 50-kilometer digital fiber optic network in Lima. The Company expects to expand its Lima, Peru fiber optic network to 230 kilometers by the end of 1998. ICCA continues to access opportunities for the acquisition of additional businesses and concessions that will enable it to rapidly expand its Latin American network.